

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

<u>Via E-mail</u>
Kevin Cassidy
Chief Executive Officer
U.S. Rare Earths, Inc.
5600 Tennyson Parkway, Suite 240
Plano, Texas 75024

   Re: U.S. Rare Earths, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed April 15, 2014
     File No. 0-31199

Dear Mr. Cassidy:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage, for

           Larry Spirgel
           Assistant Director

cc: <u>Via E-mail</u>
   Jeffrey J. Fessler
   Sichenzia Ross Friedman Ference LLP